Adopted November 9, 1939                                        File No.  69-306




                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.




                                   FORM U-3A-2




                          Statement by Holding Company
                        Claiming Exemption under Rule U-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1


                        Pinnacle West Capital Corporation
                ------------------------------------------------
                                (Name of Company)


   hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

         Pinnacle West Capital Corporation ("Claimant"), having been incorporated on February 20, 1985 under the laws of the State of Arizona, and having its principal executive offices at 400 East Van Buren, Suite 700, Phoenix, Arizona 85004, was organized principally to acquire and hold securities of other corporations for investment purposes. Claimant currently holds stock in the following subsidiaries:

         a. Arizona Public Service Company ("APS" or the "Company"), is engaged principally in serving electricity in the State of Arizona. Incorporated in 1920 under the laws of the State of Arizona and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, APS became a subsidiary of the Claimant pursuant to a corporate restructuring plan approved by the Company's shareholders on April 18, 1985.

                  (1) AXIOM Power Solutions, Inc. ("AXIOM") -- an Arizona corporation having been incorporated on October 29, 1996 and having its principal executive offices at 400 E. Van Buren, Phoenix, Arizona 85004, was organized primarily to sell security and energy management products and services. AXIOM is a wholly-owned subsidiary of APS.

                  (2) Bixco, Inc. ("Bixco") -- an Arizona corporation having been incorporated on June 4, 1971 and having its principal executive offices at 400 North Fifth Street, Phoenix, Arizona 85004, was organized primarily to conduct exploration activities for energy resources and other valuable minerals. Subsequent to the sale of its oil and natural gas properties in 1981, Bixco has been inactive. Bixco is a wholly-owned subsidiary of APS.


                  b. SunCor Development Company ("SunCor") -- an Arizona corporation having been incorporated on June 30, 1965 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, is a wholly-owned subsidiary of Claimant engaged primarily in the owning, holding and development of real property.

                  (1) SunCor Resort & Golf Management, Inc. ("Resort & Golf Management") (previously named "SunCor Resort Management, Inc." and "SunCor Farms, Inc.") -- an Arizona corporation having been incorporated on December 31, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 operates and manages hotel, golf, food and beverage for the Wigwam Resort and Country Club, Sedona Golf Resort, SunRidge Canyon Golf Club, Real del Mar Golf Club, and Palm Valley Golf Club. Resort & Golf Management is a wholly-owned subsidiary of SunCor.

                  (2) Litchfield Park Service Company ("LPSCO") -- an Arizona corporation having been incorporated on September 21, 1954 and having its principal executive offices at 501 East Plaza Circle, Suite B, Litchfield Park, Arizona 85340, is a regulated public utility engaged in providing water and sewer services to commercial and residential customers. LPSCO became a wholly-owned subsidiary of SunCor on December 31, 1986.

                  (3) SunCor Homes, Inc. ("SunCor Homes") -- (previously named "LGR, Inc." and "WGP Realty, Inc.") an Arizona corporation having been incorporated on May 14, 1986 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to provide brokerage and realty services in the sale of commercial and residential real property. SunCor Homes is a wholly-owned subsidiary of SunCor.

                           (i) Golden Heritage Construction, Inc. ("Golden Heritage") -- an Arizona corporation having been incorporated on December 30, 1993 and having its principal executive offices at 7975 North Hayden Rd. Suite D-280, Scottsdale, Arizona 85258, was organized to serve as a general residential contractor. Golden Heritage became a wholly-owned subsidiary of SunCor Homes, Inc. on January 1, 1996.

                  (4) SCM, Inc.  ("SCM") -- an Arizona  corporation  having been
                  incorporated   on  May  14,  1991  and  having  its  principal
                  executive  offices at 3838 North Central  Avenue,

                  Suite 1500, Phoenix, Arizona 85012, was organized to participate in real estate joint ventures and other real estate related activities. SCM is a wholly-owned subsidiary of SunCor.

                  (5) Golf de Mexico, S.A. DE C.V. ("Golf de Mexico") -- a Mexican variable capital corporation having been incorporated on February 8, 1992 in Tijuana, Baja California, Mexico, and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012, was organized to operate and manage the Real del Mar Golf Course in Mexico.

                  (6) SunCor Realty & Management Company ("SunCor Realty") -- (previously named Russell Ranch Development Company) an Arizona corporation having been incorporated on April 1, 1994 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to participate in real estate joint ventures and other real estate related activities. SunCor Realty is a wholly-owned subsidiary of SunCor.

                  (7) Palm Valley Golf Club, Inc. ("Palm Valley Golf") -- an Arizona corporation having been incorporated on January 23, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to hold title to the Palm Valley Golf Course. Palm Valley Golf is a wholly-owned subsidiary of SunCor.

                  (8) Rancho Viejo de Santa Fe, Inc. ("Rancho Viejo") -- a New Mexico corporation having been incorporated on March 18, 1996 and having its principal executive offices at 3838 North Central Avenue, Suite 1500, Phoenix, Arizona 85012 was organized to engage in real estate development in New Mexico. Rancho Viego is a wholly-owned subsidiary of SunCor.

                  c. El Dorado Investment Company -- an Arizona corporation having been incorporated on July 27, 1983 and having its principal executive offices at 400 East Van Buren, Suite 750, Phoenix, Arizona 85004, is a wholly-owned subsidiary of Claimant engaged primarily in the acquisition and holding of stocks and securities of other companies for investment purposes.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

         Neither the Claimant nor any of its subsidiaries own property used for the production, transmission and distribution of natural or manufactured gas. APS, a "public utility company" as that term is defined in the Public Utility Holding Company Act of 1935, is the only one of Claimant's subsidiaries that owns property used for the generation, transmission and distribution of electric energy for sale.

         Exhibit D attached hereto shows the location of APS' major generating plants (including those owned jointly with others), principal transmission lines (including those operated for others) and interconnections of transmission lines with out-of-state utilities at state lines. All of such facilities, except the Four Corners Generating Station ("Four Corners"), and all of APS' distribution facilities, are located within the State of Arizona. Four Corners is a mine-mouth power plant, located in the northwest corner of New Mexico, near the city of Farmington, approximately 40 miles east of the Arizona-New Mexico border.

         APS'  present  generating   facilities  have  an  accredited   capacity
aggregating 4,039,220 kilowatts, comprised as follows:

Coal:                                                      Capacity
Units 1, 2 and 3 at Four Corners,
  aggregating............................                  560,000 kw
15% owned Units 4 and 5 at Four Corners,
  representing...........................                  222,000
Units 1, 2, and 3 at the Cholla Plant,
  aggregating............................                  615,000
14% owned Units 1, 2 and 3 at the Navajo
  Plant, representing....................                  315,000

                                                         1,712,000 kw
Gas or Oil:
Two steam units at Ocotillo, two steam
    units at Saguaro and one steam
  unit at Yucca, aggregating.............                  463,400 kw(1)
Eleven combustion turbine units,
    aggregating..........................                  500,600
Three combined cycle units,
    aggregating..........................                  253,500

                                                         1,217,500 kw
Nuclear:
  29.1% owned or leased Units 1, 2 and 3
    at Palo Verde, representing                          1,105,520 kw

Other                                                        4,200 kw
                                       6
---------------------------------------
(1) West Phoenix steam units (96,300) are currently mothballed.

         APS' transmission facilities consist of approximately 4,862 pole miles of overhead lines and approximately 18 miles of underground lines, all of which are located within the State of Arizona. APS' distribution facilities consist of approximately 11,335 pole miles of overhead lines and approximately 8,993 miles of underground lines, all of which are located within the State of Arizona.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:


                  a. Number of kwh of electric energy sold at retail or wholesale.

                  Claimant          APS
                  --------          ---

                  None 22,387,930,000 kwh of electric energy sold at wholesale or retail

                  b. Number of kwh of electric energy distributed at retail outside the state in which each such company is organized.

                  Claimant          APS
                  --------          ---

                  None                 62,766,000   kwh   of   electric   energy
                                       distributed at retail outside Arizona

                  c. Number of kwh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line.

                  Claimant          APS
                  --------          ---

                  None 973,300 kwh of electric energy sold at wholesale outside Arizona or at state line

                  d. Number of kwh of electric energy purchased outside the state in which each such company is organized or at the state line.

                  Claimant          APS
                  --------          ---

                  None                 4,605,356   kwh   of   electric    energy
                                       purchased outside Arizona or at state line

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         The Claimant holds no interest, direct or indirect, in an EWG or a foreign utility company.


                  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  Not applicable.

                  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  Not applicable.

                  c.  Type  and  amount  of  capital   invested,   directly   or
         indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  Not applicable.

                  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  Not applicable.

                  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  Not applicable.

                                    EXHIBIT A


         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

         Exhibit A hereto includes consolidating statements of income and consolidating balance sheets for the Claimant and the following of its subsidiaries: Arizona Public Service Company, SunCor Development Company and El Dorado Investment Company. Subsidiaries have been consolidated for financial reporting purposes in accordance with Statement of Financial Accounting
Standards No. 94, Consolidation of All Majority-Owned Subsidiaries. Also included are consolidating statements of income and consolidating balance sheets for SunCor Development Company and its subsidiaries.

                       EXHIBIT B FINANCIAL DATA STATEMENT


If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                  1.       Total Assets.

                  2.       Total Operating Revenues.

                  3.       Net Income.


         See Exhibit B hereto.

                                    EXHIBIT C


         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         Not applicable.

                                    EXHIBIT D


         Exhibit D is a map of the state of Arizona showing the following:

                  APS Service Area;
                  Major APS Power Plants, including joint ownership; Principal APS Transmission Lines;
                  and Transmission Lines Operated for Others.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1997.


                                      Pinnacle West Capital Corporation
                                      ---------------------------------
                                              (Name of Claimant)



                                      By  /s/ Michael S. Ash
                                      ---------------------------------
                                               Michael S. Ash
                                               Corporate Counsel

[CORPORATE SEAL]



Attest:



  /s/Suzanne Debes
  ------------------------
  Suzanne Debes
  Associate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:



Michael S. Ash    Corporate Counsel                         (Name)     (Title)
--------------    ---------------------------------------

   400 East Van Buren, Suite 700, Phoenix, Arizona  85004           (Address)
---------------------------------------------------------

 PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING INCOME STATEMENT
 FOR THE YEAR ENDED DECEMBER 31, 1996
 (THOUSANDS OF DOLLARS)

                                                                    PWCC         APS          SUNCOR       ELDO
 OPERATING REVENUES:
        Electric                                                              $1,718,272
        Real Estate                                                                           99,488
                                                               -------------------------------------------------
            Total                                                       --     1,718,272      99,488         --
                                                               -------------------------------------------------

 FUEL EXPENSES:
          Fuel for electric generation                                           230,393
          Purchased power                                                         95,130
                                                               -------------------------------------------------
            Total                                                       --       325,523          --         --
                                                               -------------------------------------------------

 OPERATING EXPENSES:
        Utility operations and maintenance                                       430,714
        Real estate operations                                                                94,874
        Depreciation and amortization                                  216       297,210       2,081         --
        Taxes other than income taxes                                   33       121,104         940
                                                               -------------------------------------------------
            Total                                                      249       849,028      97,895         --
                                                               -------------------------------------------------
 OPERATING INCOME                                                     (249)      543,721       1,593         --
                                                               -------------------------------------------------

 OTHER INCOME (DEDUCTIONS):
        Allowance for equity funds used during construction                        5,209
        Interest on long-term debt                                 (22,208)     (147,666)     (2,790)        --
        Other interest                                              (4,967)      (18,797)         --         --
        Allowance for borrowed funds used during construction                      9,509
        Preferred stock dividend requirements                                    (17,092)
        Other, net                                                 233,977       (15,544)      5,351        372
                                                               -------------------------------------------------
            Total                                                  206,802      (184,381)      2,561        372
                                                               -------------------------------------------------
 INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES             206,553       359,340       4,154        372
 Income Tax Benefits (Expense)                                       4,506      (132,961)                    (1)
                                                               -------------------------------------------------
 INCOME FROM CONTINUING OPERATIONS                                 211,059       226,379       4,154        371
 DISCONTINUED OPERATIONS, NET OF TAX                                (9,539)
 EXTRAORDINARY ITEM FOR EARLY RETIREMENT OF DEBT, NET OF TAX       (20,340)
                                                               =================================================
 NET INCOME (L0SS)                                             $   181,180    $  226,379    $  4,154    $   371
                                                               =================================================

                                                                           * E L I M I N A T I O N S *
                                                                 DEBIT                CREDIT                TOTAL
 OPERATING REVENUES:
        Electric                                                                                         $ 1,718,272
        Real Estate                                                                                           99,488
                                                              ------------          ------------         ------------
            Total                                                      --                    --            1,817,760
                                                              ------------          ------------         ------------

 FUEL EXPENSES:
          Fuel for electric generation                                                                       230,393
          Purchased power                                                                                     95,130
                                                              ------------          ------------         ------------
            Total                                                      --                    --              325,523
                                                              ------------          ------------         ------------

 OPERATING EXPENSES:
        Utility operations and maintenance                                                                   430,714
        Real estate operations                                      1,206  (c)                                96,080
        Depreciation and amortization                                                                        299,507
        Taxes other than income taxes                                                                        122,077
                                                              ------------          ------------         ------------
            Total                                                   1,206                    --              948,378
                                                              ------------          ------------         ------------
 OPERATING INCOME                                                  (1,206)                   --              543,859
                                                              ------------          ------------         ------------

 OTHER INCOME (DEDUCTIONS):
        Allowance for equity funds used during construction                                                    5,209
        Interest on long-term debt                                                        1,206  (c)        (171,458)
        Other interest                                                                       --  (b)         (23,764)
        Allowance for borrowed funds used during construction                                                  9,509
        Preferred stock dividend requirements                                                                (17,092)
        Other, net                                                230,904  (a,b)                              (6,748)
                                                              ------------          ------------         ------------
            Total                                                 230,904                 1,206             (204,344)
                                                              ------------          ------------         ------------
 INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES            229,698                 1,206              339,515
 Income Tax Benefits (Expense)                                                                              (128,456)
                                                              ------------          ------------         ------------
 INCOME FROM CONTINUING OPERATIONS                                229,698                 1,206              211,059
 DISCONTINUED OPERATIONS, NET OF TAX                                                                          (9,539)
 EXTRAORDINARY ITEM FOR EARLY RETIREMENT OF DEBT, NET OF TAX                                                 (20,340)
                                                              ============          ============         ============
 NET INCOME (L0SS)                                            $   229,698           $     1,206          $   181,180
                                                              ============          ============         ============
                                                 EXHIBIT A PAGE 1 OF 12

 PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING INCOME STATEMENT
 ELIMINATING ENTRIES

 (a)       Income from Subsidiaries                                               $      230,904
                                Retained Earnings                                                $      230,904

           To eliminate PWCC Equity in earnings from subsidiairies

                                                     PWCC
                                APS                      226,379
                                SUNCOR                     4,154
                                EL DORADO                    371
                                                    ------------
                                                        230,904
                                                    ------------


 (b)       Interest Income (SunCor)                                               $           --
                                Interest Expense (El Dorado)                                      $          --

           To eliminate SunCor interest charges to El Dorado.


 (c)       Real Estate Operations                                                 $        1,206
                                Interest Expense (PWCC)                                           $       1,206

           To reclass Capitalized Interest for SunCor Land Sales.
                                              EXHIBIT A PAGE 2 OF 12

 PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING BALANCE SHEET
    December 31, 1996
 (THOUSANDS OF DOLLARS)

                                                          PWCC         APS       SUNCOR      ELDO
                                                     -----------  -----------  ---------  ---------
 A S S E T S

 CURRENT ASSETS
     Cash and cash equivalents                       $     4,485  $    12,521  $   6,225   $  3,455
     Customer and other receivables - net                    572      159,928      7,416      1,893
     Accrued utility revenue                                           55,470
     Materials and supplies                                            74,120
     Fossil fuel                                                       13,928
     Deferred income taxes                                61,264        8,424
     Other current assets                                    314       22,767     18,150         --
                                                     ----------------------------------------------
        Total current assets                              66,635      347,158     31,791      5,348
                                                     ----------------------------------------------

 INVESTMENTS AND OTHER ASSETS
     Real estate investments, net (cap interest)           8,668                 398,809
     Other assets                                      2,111,100      113,666      5,861     33,459
                                                     ----------------------------------------------
        Total investments and other                    2,119,768      113,666    404,670     33,459
                                                     ----------------------------------------------

 UTILITY PLANT
     Electric plant in service and held for future use              6,803,211
     Less accumulated depreciation and amortization                 2,426,143
                                                     ----------------------------------------------
        Total                                                 --    4,377,068         --         --
     Construction work in progress                                    226,935
     Nuclear Fuel                                                      51,137
                                                     ----------------------------------------------
        Net Utility Plant                                     --    4,655,140         --         --
                                                     ----------------------------------------------

 DEFERRED DEBITS
     Regulatory asset for income taxes                        --      516,722
     Rate synchronization deferral                                    414,082
     Other deferred debits                                    69      376,454      4,917
                                                     ----------------------------------------------
        Total deferred debits                                 69    1,307,258      4,917         --
                                                     ----------------------------------------------
       TOTAL ASSETS                                  $ 2,186,472  $ 6,423,222  $ 441,378   $ 38,807
                                                     ==============================================

                                                      *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                         DEBIT                 CREDIT          TOTAL
                                                       ---------          -----------       -----------
 A S S E T S

 CURRENT ASSETS
     Cash and cash equivalents                                                              $    26,686
     Customer and other receivables - net                                         572  (b)      169,237
     Accrued utility revenue                                                                     55,470
     Materials and supplies                                                                      74,120
     Fossil fuel                                                                                 13,928
     Deferred income taxes                                                                       69,688
     Other current assets                                                          91  (c)       41,140
                                                       ---------          -----------       -----------
        Total current assets                                 --                   663           450,269
                                                       ---------          -----------       -----------

 INVESTMENTS AND OTHER ASSETS
     Real estate investments, net (cap interest)                                8,950  (f)      398,527
     Other assets                                                           2,090,977  (a)      173,109
                                                       ---------          -----------       -----------
        Total investments and other                          --             2,099,927           571,636
                                                       ---------          -----------       -----------

 UTILITY PLANT
     Electric plant in service and held for future us                                         6,803,211
     Less accumulated depreciation and amortization                                           2,426,143
                                                       ---------          -----------       -----------
        Total                                                --                    --         4,377,068
     Construction work in progress                                                              226,935
     Nuclear Fuel                                                                                51,137
                                                       ---------          -----------       -----------
        Net Utility Plant                                    --                    --         4,655,140
                                                       ---------          -----------       -----------

 DEFERRED DEBITS
     Regulatory asset for income taxes                                                          516,722
     Rate synchronization deferral                                                              414,082
     Other deferred debits                                                                      381,440
                                                       ---------          -----------       -----------
        Total deferred debits                                --                    --         1,312,244
                                                       ---------          -----------       -----------
       TOTAL ASSETS                                    $     --           $ 2,100,590       $ 6,989,289
                                                       =========          ===========       ===========

                                         EXHIBIT A PAGE 3 of 12

  PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING BALANCE SHEET
    December 31, 1996
 (THOUSANDS OF DOLLARS)


                                                       PWCC         APS         SUNCOR        ELDO
                                                  -----------   -----------   ----------    ---------
 L I A B I L I T I E S   A N D   E Q U I T Y

 CURRENT LIABILITIES
     Accounts payable                             $     2,958   $   174,394   $    6,625    $     118
     Accrued taxes                                     (3,914)       86,327           --
     Accrued interest                                     208        39,115          326
     Dividend payable                                      --            --
     Short-term borrowings                                 --            --
     Commerical paper, net                                 --        16,900
     Current maturities of long-term debt                  --       153,780        2,497
     Customer Deposits                                               32,137        2,085
     Other current liabilities                         18,199        21,150          907
                                                  -----------   -----------   ----------    ---------
       Total current liabilities                       17,451       523,803       12,440          118
                                                  -----------   -----------   ----------    ---------

 LONG-TERM DEBT LESS CURRENT MATURITIES               250,000     2,029,482       92,631

 DEFERRED CREDITS AND OTHER
     Deferred income taxes                            (54,930)    1,414,242
     Deferred investment tax credit                   (13,344)       87,723
     Unamortized gain-sale of utility plant                          86,939
     Other deferred credits                            16,972       332,970        4,459
                                                  -----------   -----------   ----------    ---------
      Total deferred credits                          (51,302)    1,921,874        4,459           --
                                                  -----------   -----------   ----------    ---------

 COMMITMENTS AND CONTINGENCIES (NOTE)

 MINORITY INTERESTS:
       Non-Redeemable preferred stock of APS                        165,673
       Redeemable preferred stock of APS                             53,000
       Joint Ventures of SunCor                                                    8,950

 COMMON STOCK EQUITY:
     Common stock                                   2,109,455     1,269,284      444,391       62,546
     Accumulated deficit                             (139,132)      460,106     (121,493)     (23,857)
                                                  -----------   -----------   ----------    ---------
       Total                                        1,970,323     1,729,390      322,898       38,689
                                                  -----------   -----------   ----------    ---------
     TOTAL LIABILITIES AND EQUITY                 $ 2,186,472   $ 6,423,222   $  441,378    $  38,807
                                                  ===========   ===========   ==========    =========

                                                   *ELIMINATIONS AND ADJUSTING ENTRIES*
                                                   DEBIT                   CREDIT            TOTAL
                                                -----------              ----------       -----------
 L I A B I L I T I E S   A N D   E Q U I T Y

 CURRENT LIABILITIES
     Accounts payable                                                                     $   184,095
     Accrued taxes                                                                             82,413
     Accrued interest                                                                          39,652
     Dividend payable                                    -- (d)                                    --
     Short-term borrowings                                                                         --
     Commerical paper, net                                                                     16,900
     Current maturities of long-term debt                                                     156,277
     Customer Deposits                                                                         34,222
     Other current liabilities                        3,197 (b),(c), (e)                       37,056
                                                -----------              ----------       -----------
       Total current liabilities                      3,197                      --           550,615
                                                -----------              ----------       -----------

 LONG-TERM DEBT LESS CURRENT MATURITIES                                                     2,372,113

 DEFERRED CREDITS AND OTHER
     Deferred income taxes                                                                  1,359,312
     Deferred investment tax credit                                                            74,379
     Unamortized gain-sale of utility plant                                                    86,939
     Other deferred credits                                                   2,534 (e)       356,935
                                                -----------              ----------       -----------
      Total deferred credits                             --                   2,534         1,877,565
                                                -----------              ----------       -----------

 COMMITMENTS AND CONTINGENCIES (NOTE)

 MINORITY INTERESTS:
       Non-Redeemable preferred stock of APS                                                  165,673
       Redeemable preferred stock of APS                                                       53,000
       Joint Ventures of SunCor                       8,950 (e)                                    --

 COMMON STOCK EQUITY:
     Common stock                                 2,249,322 (a)                             1,636,354
     Accumulated deficit                                                    158,345 (a)       333,969
                                                -----------              ----------       -----------
       Total                                      2,249,322                 158,345         1,970,323
                                                -----------              ----------       -----------
     TOTAL LIABILITIES AND EQUITY               $ 2,261,469              $  160,879       $ 6,989,289
                                                ===========              ==========       ===========

                                        EXHIBIT A PAGE 4 of 12

 PINNACLE WEST CAPITAL CORPORATION
 CONSOLIDATING BALANCE SHEET
 ELIMINATING AND ADJUSTING ENTRIES



 (a)   Common stock                                                2,249,322
       Notes payable - SunCor, El Dorado                                  --
                         Accumulated deficit                              --            158,345
                         Other investments                                            2,090,977
                                                                -------------------------------
       Total                                                       2,249,322          2,249,322
                                                                -------------------------------

          To eliminate PWCC investment in subsidiaries

                     Common             Earnings/
                     Stock              Dividends                    Notes                 Total

       APS                   1,742,385           (12,995)                 --          1,729,390
       SunCor                  444,391          (121,493)                 --            322,898
       El Dorado                62,546           (23,857)                 --             38,689

--------------------------------------------------------------------------------  -------------
       Total                 2,249,322          (158,345)                 --          2,090,977
--------------------------------------------------------------------------------  -------------


 (b)   Other current liabilities                                         572
                         Customer and other receivables - net                               572


          To eliminate intercompany receivable/payable


                     A/R                    A/P
                     PWCC's Books           SUB's Books
       APS                         130          130
       SunCor                      443          443
       El Dorado                    (1)          (1)
                              --------     --------
       Total                       572          572
                              --------     --------



 (c)   Other current liabilities (PWCC)                                   91
                         Other current assets (APS)                                          91

          To eliminate PWCC payable to APS



 (d)   Dividends Payable (APS)                                            --
                         Customer and other receiv. (PNW)                                    --

       To eliminate APS Dividend to PNW



 (e)   Current Liabilities (PNW)                                       2,534
                         Deferred Credits (PNW)                                           2,534

          Reclass deferred compensation


 (f)   Scottsdale Mountain - Minority Interest                         8,950
                         Real estate investments - net                                    8,950

       To eliminate Minority Interest - SunCor Scottsdale Mountain

                                      EXHIBIT A PAGE 5 of 12

 SUNCOR DEVELOPMENT COMPANY
 CONSOLIDATING BALANCE SHEET
 FOR THE MONTH ENDED DECEMBER 31, 1996

      ACCOUNT DESCRIPTION                SUNCOR       LPSCO            SASI        SCTS MTN        PVGC          SHI          SCM
      -------------------                ------       -----            ----        --------        ----          ---          ---

ASSETS:

 CURRENT ASSETS
    CASH AND SHORT TERM INVESTMENTS   $  4,666,819 $    345,533    $    417,524  $  1,509,499   $  47,652   $  (14,235)  $ (352,503)
    ACCOUNTS RECEIVABLE                    356,927       84,647         141,936       327,513      28,180       83,181       49,263
    INTERCOMPANY ACCOUNTS:

      SASI                                                                  368
      LPSCO                                 85,521
      SMLP                                  18,333
      KABUTO JV                               --
      PVGC                                    --
      SCM/SHI I/C - 12901 & 12201             --                                                             1,685,351   (1,685,351)
      SCM/SHI I/C - 12902                     --                                                            (2,379,358)   2,379,358
      SCM - SDC -12903                        --                                                                         (4,663,344)
      SHI - SDC - 12903 & 265              125,501                                                             333,738
      WWOS                                  18,733
      GOLDEN HERITAGE                       42,465
      HOMEBUILDING I/C INTEREST            135,646
      GOLDEN HERITAGE CASH ADVANCE      11,692,358                                                                      (11,692,358)
      SUNRIDGE - DEVELOPMENT                60,698
      SUNRIDGE - GOLF                      114,958
      SEDONA - DEVELOPMENT                  44,281
      SEDONA - GOLF                       (205,396)
      WIGWAM RESORT                        377,474
      OUTER LIMITS (2000)                  (58,140)
      COMMERCIAL PROJECT - GENERAL       5,051,459
      FIDDLESTICKS                       3,685,231
      FUNTASTICKS                        4,590,012
      HIDDEN HILLS                         174,208
      RANCHO VIEJO                         756,736

    INTEREST RECEIVABLE                    132,659                                    117,857
    NOTES RECEIVABLE                     3,145,422        4,746                     2,603,250
    INVENTORIES                               --                                                   72,984
    PREPAID EXPENSES                          --         14,564                                    57,875
    HOME INVENTORY                          52,919                                                           2,442,969   16,518,852
                                     -----------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS              35,064,824      449,490         559,828     4,558,119     206,691    2,151,646      553,917
                                     -----------------------------------------------------------------------------------------------

                                                                                                            ELIMINATIONS
                                                                                   HIDDEN   RANCHO  ---------------------------
      ACCOUNT DESCRIPTION                 WWOS    GH HOMES KABUTO JV   COMMERCIAL  HILLS    VIEJO   REF    DEBIT    REF  CREDIT
      -------------------                 ----    -------- ---------   ----------  -----    ------  ---    -----    ---  ------
ASSETS:

 CURRENT ASSETS
    CASH AND SHORT TERM INVESTMENTS  $   93,801            $   250   $ (494,705)        $  5,000
    ACCOUNTS RECEIVABLE                 (25,497)                         38,451
    INTERCOMPANY ACCOUNTS:

      SASI                                                                                          P         172
      LPSCO                                                                                                         M      85,521
      SMLP                                                                                                          O      18,333
      KABUTO JV
      PVGC
      SCM/SHI I/C - 12901 & 12201                                                                  AB   6,603,859  AB   6,603,859
      SCM/SHI I/C - 12902                                                                           C   2,379,358   C   2,379,358
      SCM - SDC -12903                                                                              D   4,663,344
      SHI - SDC - 12903 & 265                                                                       D   1,432,265   D   1,891,504
      WWOS                                                                                                          U      18,733
      GOLDEN HERITAGE                                                                                               G      42,465
      HOMEBUILDING I/C INTEREST                                                                                     F     135,646
      GOLDEN HERITAGE CASH ADVANCE                                                                  E  11,692,358   E  11,692,358
      SUNRIDGE - DEVELOPMENT
      SUNRIDGE - GOLF
      SEDONA - DEVELOPMENT
      SEDONA - GOLF
      WIGWAM RESORT
      OUTER LIMITS (2000)                                                                           X      58,140
      COMMERCIAL PROJECT - GENERAL                                                                                  X   5,051,459
      FIDDLESTICKS                                                                                                  X   3,685,231
      FUNTASTICKS                                                                                                   X   4,590,012
      HIDDEN HILLS                                                                                                  Z     174,208
      RANCHO VIEJO                                                                                                 AA     756,736

    INTEREST RECEIVABLE                                                                                             T      72,611
    NOTES RECEIVABLE                8,041
    INVENTORIES                                                         21,609
    PREPAID EXPENSES                                                    44,358
    HOME INVENTORY                                                                                                  J   1,075,417
                                ----------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS         76,345            --        250    (390,287)    --      5,000       26,829,496      38,273,451
                                ----------------------------------------------------------------------------------------------------

       ACCOUNT DESCRIPTION                         CONSOLIDATED
       -------------------                         ------------
 ASSETS:

  CURRENT ASSETS
     CASH AND SHORT TERM INVESTMENTS               $  6,224,635
     ACCOUNTS RECEIVABLE                              1,084,601
     INTERCOMPANY ACCOUNTS:

       SASI                                                 540
       LPSCO                                                 --
       SMLP                                                  --
       KABUTO JV                                             --
       PVGC                                                  --
       SCM/SHI I/C - 12901 & 12201                           --
       SCM/SHI I/C - 12902                                   --
       SCM - SDC -12903                                      --
       SHI - SDC - 12903 & 265                               --
       WWOS                                                  --
       GOLDEN HERITAGE                                       --
       HOMEBUILDING I/C INTEREST                             --
       GOLDEN HERITAGE CASH ADVANCE                      60,698
       SUNRIDGE - DEVELOPMENT                           114,958
       SUNRIDGE - GOLF                                   44,281
       SEDONA - DEVELOPMENT                            (205,396)
       SEDONA - GOLF                                    377,474
       WIGWAM RESORT                                         --
       OUTER LIMITS (2000)                                   --
       COMMERCIAL PROJECT - GENERAL                          --
       FIDDLESTICKS                                          --
       FUNTASTICKS                                           --
       HIDDEN HILLS                                          --
       RANCHO VIEJO                                          --
                                                             --
     INTEREST RECEIVABLE                                177,905
     NOTES RECEIVABLE                                 5,761,459
     INVENTORIES                                         94,593
     PREPAID EXPENSES                                   116,797
     HOME INVENTORY                                  17,939,323
                                   -----------------------------
       TOTAL CURRENT ASSETS                          31,791,868
                                   -----------------------------

  ACCOUNT DESCRIPTION                      SUNCOR         LPSCO          SASI       SCTS MTN        PVGC          SHI        SCM
  -------------------                      ------         -----          ----       --------        ----          ---        ---
LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    HIDDEN HILLS
    RANCHO VIEJO
    PALM VALLEY                          202,486,457
    LITCHFIELD GREENS                      2,987,026
    KABUTO JV                                   --
    SCOTTSDALE MTN                              --                                10,637,107
    MARKETPLACE - CENTERPOINT             21,464,829
    TATUM RANCH                           40,840,941
    TALAVI                                 8,494,198
    RESTORATION PLACE - TOWNE CNTR           (11,827)
    WIGWAM OUTLET STORES                        --
    GOLDEN HERITAGE LAND                        --                                                                           955,487
  EQUITY INVESTMENTS:
    EQUITY IN TEMPE MKTPL JV               4,657,017
    EQUITY IN CTRPT ASSOC-JV              23,216,298
    INVESTMENT IN BILTMORE ESTATES           464,583
    INVEST IN PV APARTMENTS                  817,002
    INVESTMENT IN SUNRIDGE CANYON         11,201,128
    INVESTMENT IN SEDONA GOLF              6,116,340
    INVESTMENT IN PLUMCOR OFFICE JV        2,569,397
  CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO JV                    5,769,120
    INVESTMENT IN WIGWAM OUTLET            5,501,073
    INVEST IN SCOTTS MTN LTD PART         11,106,848
    INVEST IN SUNCOR HOMES:
      SUNCOR HOMES EARNINGS                  223,493
      GOLDEN HERITAGE EARNINGS            (1,794,677)
    INVEST IN GOLDEN HERITAGE HOMES           26,501
    INVESTMENT IN LPSCO                    8,277,474
    INVESTMENT IN SASI                       400,109
    INVESTMENT IN PALM VALLEY GOLF         6,553,930
    INVESTMENT IN OUTER LIMITS             1,668,979
    INVESTMENT IN FIDDLESTICKS               (31,249)
    INVESTMENT IN FUNTASTICKS                (43,535)
    INVESTMENT IN COMM OPS                     5,351
    INVESTMENT IN PV PAVILIONS                  (100)
    INVESTMENT IN PV CROSSING                (31,673)
    INVESTMENT IN AUTOPLEX                      (286)
    INVESTMENT IN TALAVI                      (2,841)
    INVESTMENT IN RANCHO VIEJO               (13,893)
  COMMERCIAL PROPERTIES                    2,480,405                                                 5,598,637
  LONG-TERM NOTES RECEIVABLE               1,229,007                                2,901,096
    SDC PHASE I LAND NOTE TO WWOS          1,611,156
    SDC PAYOFF OF WWOS RLC                10,000,000
    SDC LOAN TO LPSCO                        300,000
  PALM VALLEY GOLF INTERCOMPANY           (4,021,827)                                                4,021,827
  BUILDING, EQUIPMENT AND OTHER (NET)        701,119            --        36,696        1,127           45,773    841,862    104,245
  DEFERRED ASSETS                          3,314,819       576,836                         --          257,173
  WATER, SEWER UTILITY PROP (NET)                 --     8,609,113
  CONTRIBUTED PROPERTY                            --     1,059,926                                                  8,630    153,175
  DEPOSITS
                                       --------------------------------------------------------------------------------------------
     TOTAL LONG-TERM ASSETS              378,532,692    10,245,875        36,696   13,539,330        9,923,410    850,492  1,212,907
                                       --------------------------------------------------------------------------------------------

     TOTAL ASSETS                       $413,597,516   $10,695,365    $  596,524  $18,097,449      $10,130,101 $3,002,138 $1,766,824
                                       ============================================================================================

                                                                                                            ELIMINATIONS
                                                                                HIDDEN   RANCHO      ---------------------------
      ACCOUNT DESCRIPTION           WWOS        GH HOMES KABUTO JV   COMMERCIAL  HILLS    VIEJO      REF    DEBIT    REF  CREDIT
      -------------------           ----        -------- ---------   ----------  -----    ------     ---    -----    ---  ------
LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    HIDDEN HILLS                                                                  174,208
    RANCHO VIEJO                                                                          737,843
    PALM VALLEY                                                        5,286,144
    LITCHFIELD GREENS                                     12,574,976
    KABUTO JV                                                                                                       V    2,956,571
    SCOTTSDALE MTN                                                                                                  N       83,503
    MARKETPLACE - CENTERPOINT                                            504,883
    TATUM RANCH
    TALAVI                                                                32,623
    RESTORATION PLACE - TOWNE CNTR
    WIGWAM OUTLET STORES             18,241,943                                                     S     451,398   S    1,559,870
    GOLDEN HERITAGE LAND
  EQUITY INVESTMENTS:
    EQUITY IN TEMPE MKTPL JV
    EQUITY IN CTRPT ASSOC-JV
    INVESTMENT IN BILTMORE ESTATES
    INVEST IN PV APARTMENTS
    INVESTMENT IN SUNRIDGE CANYON
    INVESTMENT IN SEDONA GOLF
    INVESTMENT IN PLUMCOR OFFICE JV
  CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO JV                                                                                             V    5,769,120
    INVESTMENT IN WIGWAM OUTLET                                                                                     S    5,501,073
    INVEST IN SCOTTS MTN LTD PART                                                                                   N   11,106,848
    INVEST IN SUNCOR HOMES:
      SUNCOR HOMES EARNINGS                                                                                         H      223,493
      GOLDEN HERITAGE EARNINGS                                                                      H   1,794,677
    INVEST IN GOLDEN HERITAGE HOMES
    INVESTMENT IN LPSCO                                                                                             K    8,277,474
    INVESTMENT IN SASI                                                                                              P      400,109
    INVESTMENT IN PALM VALLEY GOLF                                                                                  Q    6,553,930
    INVESTMENT IN OUTER LIMITS                                                                                      Y    1,668,979
    INVESTMENT IN FIDDLESTICKS                                                                      Y      31,249
    INVESTMENT IN FUNTASTICKS                                                                       Y      43,535
    INVESTMENT IN COMM OPS                                                                                          Y        5,351
    INVESTMENT IN PV PAVILIONS                                                                      Y         100
    INVESTMENT IN PV CROSSING                                                                       Y      31,673
    INVESTMENT IN AUTOPLEX                                                                          Y         286
    INVESTMENT IN TALAVI                                                                            Y       2,841
    INVESTMENT IN RANCHO VIEJO                                                                     BB      13,893
  COMMERCIAL PROPERTIES                                               10,733,633
  LONG-TERM NOTES RECEIVABLE                                                                                        T    1,611,156
    SDC PHASE I LAND NOTE TO WWOS                                                                                   T   10,000,000
    SDC PAYOFF OF WWOS RLC                                                                                          L      300,000
    SDC LOAN TO LPSCO                                                                               R   4,021,827   R    4,021,827
  PALM VALLEY GOLF INTERCOMPANY
  BUILDING, EQUIPMENT AND OTHER (NET)
  DEFERRED ASSETS                       523,145                           72,193
  WATER, SEWER UTILITY PROP (NET)
  CONTRIBUTED PROPERTY
  DEPOSITS
                                  -------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM ASSETS          18,765,088      --   12,574,976  16,629,476  174,208  737,843      6,391,479        60,039,304
                                  -------------------------------------------------------------------------------------------------

     TOTAL ASSETS                   $18,841,433 $    --  $12,575,226 $16,239,189 $174,208 $742,843    $33,220,975      $98,312,755
                                  =================================================================================================

      ACCOUNT DESCRIPTION                    CONSOLIDATED
      -------------------                    ------------
LONG-TERM ASSETS
  DEVELOPMENT PROJECTS
    HIDDEN HILLS                                174,208
    RANCHO VIEJO                                737,843
    PALM VALLEY                             207,772,601
    LITCHFIELD GREENS                         2,987,601
    KABUTO JV                                 9,618,405
    SCOTTSDALE MTN                           10,553,604
    MARKETPLACE - CENTERPOINT                21,969,712
    TATUM RANCH                              40,840,941
    TALAVI                                    8,526,941
    RESTORATION PLACE - TOWNE CNTR              (11,827)
    WIGWAM OUTLET STORES                     17,133,471
    GOLDEN HERITAGE LAND                        955,487
  EQUITY INVESTMENTS:
    EQUITY IN TEMPE MKTPL JV                  4,657,017
    EQUITY IN CTRPT ASSOC-JV                 23,216,298
    INVESTMENT IN BILTMORE ESTATES              464,583
    INVEST IN PV APARTMENTS                     817,002
    INVESTMENT IN SUNRIDGE CANYON            11,201,128
    INVESTMENT IN SEDONA GOLF                 6,116,340
    INVESTMENT IN PLUMCOR OFFICE JV           2,569,397
  CONSOLIDATED ELIMINATING ENTITIES:
    INVEST IN KABUTO JV                              --
    INVESTMENT IN WIGWAM OUTLET                      --
    INVEST IN SCOTTS MTN LTD PART                    --
    INVEST IN SUNCOR HOMES:
      SUNCOR HOMES EARNINGS                          --
      GOLDEN HERITAGE EARNINGS                       --
    INVEST IN GOLDEN HERITAGE HOMES              26,501
    INVESTMENT IN LPSCO                              --
    INVESTMENT IN SASI                               --
    INVESTMENT IN PALM VALLEY GOLF                   --
    INVESTMENT IN OUTER LIMITS                       --
    INVESTMENT IN FIDDLESTICKS                       --
    INVESTMENT IN FUNTASTICKS                        --
    INVESTMENT IN COMM OPS                           --
    INVESTMENT IN PV PAVILIONS                       --
    INVESTMENT IN PV CROSSING                        --
    INVESTMENT IN AUTOPLEX                           --
    INVESTMENT IN TALAVI                             --
    INVESTMENT IN RANCHO VIEJO                       --
  COMMERCIAL PROPERTIES                      18,812,675
  LONG-TERM NOTES RECEIVABLE                  4,130,103
    SDC PHASE I LAND NOTE TO WWOS                    --
    SDC PAYOFF OF WWOS RLC                           --
    SDC LOAN TO LPSCO                                --
  PALM VALLEY GOLF INTERCOMPANY                      --
  BUILDING, EQUIPMENT AND OTHER (NET)         1,730,822
  DEFERRED ASSETS                             4,744,166
  WATER, SEWER UTILITY PROP (NET)             8,609,113
  CONTRIBUTED PROPERTY                        1,059,926
  DEPOSITS                                      161,805
                                          -------------
     TOTAL LONG-TERM ASSETS                 409,575,168
                                          -------------

     TOTAL ASSETS                         $ 441,367,036
                                          =============

      ACCOUNT DESCRIPTION                SUNCOR       LPSCO        SASI        SCTS MTN        PVGC          SHI          SCM
      -------------------                ------       -----        ----        --------        ----          ---          ---
 LIABILITIES:

    CURRENT LIABILITIES
       A/P & RETENTION                $  1,054,550 $   389,898  $  40,744     $    111,922   $     40,654  $  138,251   $   582,108
       ACCRUED LIABILITIES               1,806,502      34,416    155,843          336,426         54,334      33,559
       INTERCOMPANY ACCOUNTS:

         LPSCO - SDC                                   117,889
         SMLP - SDC                                                                 18,333
         PVGC
         SCM-SDC INTERCOMPANY           (4,204,105)
         SHI-SDC INTERCOMPANY 129,234,240                                                                      25,158
         SCM EARNINGS                     (395,624)
         WWOS
         KABUTO JV
         OUTER LIMITS - SDC
         COMMERCIAL OPERATIONS - GENERAL
         FIDDLESTICKS
         FUNTASTICKS
         HIDDEN HILLS
         RANCHO VIEJO

       INTEREST PAYABLE                    325,581                                                             17,307       135,646
       S/T NOTES PAYABLE OTHER
         TATUM RANCH MONK NOTE              78,027
         SMLP                                   --                                 936,893
         GOLDEN HERITAGE  (PEW)
         TEXTRON LOAN
       DEFERRED PROFIT                   1,237,716                                 387,692
       PWCC INTERCO PAYABLE                337,995
       CUSTOMER DEPOSITS                   117,067                                                          1,314,797       653,446
       ACCRUED TAXES                                    18,714

                                      ---------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES         357,709     560,917    196,587        1,791,266         94,988   1,529,072     1,371,200
                                      ---------------------------------------------------------------------------------------------

    LONG-TERM LIABILITIES
       LONG-TERM NOTES PAYABLE
         TATUM RANCH MONK NOTE             156,053
         WWOS OWES SCD PH I LAND NOTE
         WWOS RLC PAYOFF BY SDC
         CORPORATE TERM NOTE            45,000,000
         CORPORATE RLC                  42,431,700
         LPSCO OWES SDC                                300,000
         GOLDEN HERITAGE (PEW)                                                                              3,044,250
         TEXTRON LOAN                                                                           3,481,183
       OTHER ACCRUED LIABILITIES         2,754,358
       DEFERRED TAXES                                  238,404
       LONG-TERM ADVANCE-IN-AID                             --
       LONG-TERM METER DEPOSITS                        405,425
       CONTRIB PROPERTY AIA                          1,059,925

                                      ---------------------------------------------------------------------------------------------
         TOTAL L/T LIABILITIES          90,342,111   2,003,754         --               --      3,481,183   3,044,250            --
                                      ---------------------------------------------------------------------------------------------

         TOTAL LIABILITIES              90,699,820   2,564,671    196,587        1,791,266      3,576,171   4,573,322     1,371,200
                                      ---------------------------------------------------------------------------------------------
       MINORITY INTEREST
 EQUITY:

      ACCOUNT DESCRIPTION                SUNCOR       LPSCO            SASI        SCTS MTN        PVGC          SHI          SCM
      -------------------                ------       -----            ----        --------        ----          ---          ---
    SDC COMMON STOCK                     1,022,000
    SDC ADDITIONAL PAID IN CAPITAL     443,368,522
    SDC EARNED SURPLUS-BEGINNING      (125,646,609)
    SDC EARNED SURPLUS-CURRENT           4,153,783
    SUBSIDIARY EARNINGS-CURRENT                         19,237      4,468        7,168,410        100,993  (1,359,913)       16,338
    SUBSIDIARY EQUITY:
       LPSCO                                         8,111,457
       SASI                                                       395,469
       SMLP                                                                      9,137,773
       PVGC                                                                                     6,452,937
       SCM                                                                                                                  379,286
       SHOMES                                                                                                (211,271)
       WWOS
       GOLDEN HERITAGE
       KABUTO JV
       OUTER LIMITS


                                      ---------------------------------------------------------------------------------------------
       TOTAL EQUITY                    322,897,696   8,130,694    399,937       16,306,183      6,553,930  (1,571,184)      395,624
                                      ---------------------------------------------------------------------------------------------

       TOTAL LIABILITIES AND EQUITY   $413,597,516 $10,695,365  $ 596,524     $ 18,097,449   $ 10,130,101  $3,002,138   $ 1,766,824
                                      =============================================================================================

                                                                                                            ELIMINATIONS
                                                                                   HIDDEN   RANCHO  ---------------------------
      ACCOUNT DESCRIPTION                 WWOS    GH HOMES KABUTO JV   COMMERCIAL  HILLS    VIEJO   REF    DEBIT    REF  CREDIT
      -------------------                 ----    -------- ---------   ---------  -----    ------  ---    -----    ---  ------
 LIABILITIES:

    CURRENT LIABILITIES
       A/P & RETENTION              $        --                     $ 1,204,911
       ACCRUED LIABILITIES              529,388              15,000      63,963
       INTERCOMPANY ACCOUNTS:

         LPSCO - SDC                                                                                  M     85,521
         SMLP - SDC                                                                                   O     18,333
         PVGC
         SCM-SDC INTERCOMPANY                                                                                           D 4,204,105
         SHI-SDC INTERCOMPANY 129,234,240                                                             G     25,158
         SCM EARNINGS                                                                                                   I   395,624
         WWOS                            18,733                                                       U     18,733
         KABUTO JV                                                                                              --
         OUTER LIMITS - SDC                                             (58,140)                                        X    58,140
         COMMERCIAL OPERATIONS - GENERAL                              5,051,459                       X  5,051,459
         FIDDLESTICKS                                                 3,685,231                       X  3,685,231
         FUNTASTICKS                                                  4,590,012                       X  4,590,012
         HIDDEN HILLS                                                            174,208              Z    174,208
         RANCHO VIEJO                                                                     756,736    AA    756,736

       INTEREST PAYABLE                  72,611                                                     FGT    225,564
       S/T NOTES PAYABLE OTHER
         TATUM RANCH MONK NOTE
         SMLP
         GOLDEN HERITAGE  (PEW)                                                                                        ** 1,420,000
         TEXTRON LOAN                                                                                                   *    61,892
       DEFERRED PROFIT                                                                                J  1,075,417
       PWCC INTERCO PAYABLE
       CUSTOMER DEPOSITS
       ACCRUED TAXES
                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------
         TOTAL CURRENT LIABILITIES      620,732      --      15,000  14,537,436  174,208  756,736       15,706,372        6,139,761
                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------

    LONG-TERM LIABILITIES
       LONG-TERM NOTES PAYABLE
         TATUM RANCH MONK NOTE
         WWOS OWES SCD PH I LAND NOTE 1,611,156                                                       T  1,611,156
         WWOS RLC PAYOFF BY SDC      10,000,000                                                       T 10,000,000
         CORPORATE TERM NOTE
         CORPORATE RLC
         LPSCO OWES SDC                                                                               L    300,000
         GOLDEN HERITAGE (PEW)                                                                       **  1,420,000
         TEXTRON LOAN                                                                                 *     61,892
       OTHER ACCRUED LIABILITIES                                        137,107
       DEFERRED TAXES                                                                                      146,780
       LONG-TERM ADVANCE-IN-AID
       LONG-TERM METER DEPOSITS
       CONTRIB PROPERTY AIA

                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------
         TOTAL L/T LIABILITIES       11,611,156      --          --     137,107       --       --       13,539,828               --
                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------
         TOTAL LIABILITIES           12,231,888      --      15,000  14,674,543  174,208  756,736       29,246,200        6,139,761
                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------

       MINORITY INTEREST                                                                                               NV 8,950,367
 EQUITY:

                                                                                                            ELIMINATIONS
                                                                                   HIDDEN   RANCHO  ---------------------------
      ACCOUNT DESCRIPTION                 WWOS    GH HOMES KABUTO JV   COMMERCIAL  HILLS    VIEJO   REF    DEBIT    REF  CREDIT
      -------------------                 ----    -------- ---------   ---------  -----    ------  ---    -----    ---  ------

    SDC COMMON STOCK
    SDC ADDITIONAL PAID IN CAPITAL
    SDC EARNED SURPLUS-BEGINNING
    SDC EARNED SURPLUS-CURRENT
    SUBSIDIARY EARNINGS-CURRENT      (1,101,590)                 --    (257,869)          (13,893)IKNPQ  7,309,446 HSY(BB)2,733,265
    SUBSIDIARY EQUITY:
       LPSCO                                                                                          K  8,111,457
       SASI                                                                                           P    395,469
       SMLP                                                                                           N  9,137,773
       PVGC                                                                                           Q  6,452,937
       SCM                                                                                            I    379,286
       SHOMES                                                                                                           H   211,271
       WWOS                           7,711,135                                                       S  7,711,135
       GOLDEN HERITAGE
       KABUTO JV                                         12,560,226                                   V 12,560,226
       OUTER LIMITS                                                   1,822,515                       Y  1,822,515


                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------
       TOTAL EQUITY                   6,609,545      --  12,560,226   1,564,646       --  (13,893)      53,880,244        2,944,536
                                    ----------- ------- ----------- ----------- -------- --------      -----------      -----------
       TOTAL LIABILITIES AND EQUITY $18,841,433 $    -- $12,575,226 $16,239,189 $174,208 $742,843      $83,126,444      $18,034,664
                                    =========== ======= =========== =========== ======== ========      ===========      ===========

       ACCOUNT DESCRIPTION                 CONSOLIDATED
       -------------------                 ------------

 LIABILITIES:

    CURRENT LIABILITIES
       A/P & RETENTION                    $   3,563,038
       ACCRUED LIABILITIES                    3,029,431
       INTERCOMPANY ACCOUNTS:

         LPSCO - SDC                             32,368
         SMLP - SDC                                  --
         PVGC                                        --
         SCM-SDC INTERCOMPANY                        --
         SHI-SDC INTERCOMPANY 129,234,240            --
         SCM EARNINGS                                --
         WWOS                                        --
         KABUTO JV                                   --
         OUTER LIMITS - SDC                          --
         COMMERCIAL OPERATIONS - GENERAL             --
         FIDDLESTICKS                                --
         FUNTASTICKS                                 --
         HIDDEN HILLS                                --
         RANCHO VIEJO                                --

       INTEREST PAYABLE                         325,581
       S/T NOTES PAYABLE OTHER
         TATUM RANCH MONK NOTE                   78,027
         SMLP                                   936,893
         GOLDEN HERITAGE  (PEW)               1,420,000
         TEXTRON LOAN                            61,892
       DEFERRED PROFIT                          549,991
       PWCC INTERCO PAYABLE                     337,995
       CUSTOMER DEPOSITS                      2,085,310
       ACCRUED TAXES                             18,714

                                          -------------
         TOTAL CURRENT LIABILITIES           12,439,240
                                          -------------


    LONG-TERM LIABILITIES
       LONG-TERM NOTES PAYABLE                       --
         TATUM RANCH MONK NOTE                  156,053
         WWOS OWES SCD PH I LAND NOTE                --
         WWOS RLC PAYOFF BY SDC                      --
         CORPORATE TERM NOTE                 45,000,000
         CORPORATE RLC                       42,431,700
         LPSCO OWES SDC                              --
         GOLDEN HERITAGE (PEW)                1,624,250
         TEXTRON LOAN                         3,419,291
       OTHER ACCRUED LIABILITIES              2,891,465
       DEFERRED TAXES                            91,624
       LONG-TERM ADVANCE-IN-AID                      --
       LONG-TERM METER DEPOSITS                 405,425
       CONTRIB PROPERTY AIA                   1,059,925

                                          -------------
         TOTAL L/T LIABILITIES               97,079,733
                                          -------------

         TOTAL LIABILITIES                  109,518,973
                                          -------------

       MINORITY INTEREST                      8,950,367
 EQUITY:

    SDC COMMON STOCK                          1,022,000
    SDC ADDITIONAL PAID IN CAPITAL          443,368,522
    SDC EARNED SURPLUS-BEGINNING           (125,646,609)
    SDC EARNED SURPLUS-CURRENT                4,153,783
    SUBSIDIARY EARNINGS-CURRENT                      --
    SUBSIDIARY EQUITY:
       LPSCO                                         --
       SASI                                          --
       SMLP                                          --
       PVGC                                          --
       SCM                                           --
       SHOMES                                        --
       WWOS                                          --
       GOLDEN HERITAGE                               --
       KABUTO JV                                     --
       OUTER LIMITS                                  --


                                          -------------
       TOTAL EQUITY                         322,897,696
                                          -------------

       TOTAL LIABILITIES AND EQUITY       $ 441,367,036
                                          =============

 SUNCOR DEVELOPMENT COMPANY
 CONSOLIDATING INCOME STATEMENT
 FOR THE YEAR ENDING DECEMBER 31, 1996

                 ACCOUNT DESCRIPTION                        SUNCOR               LPSCO               SCTS MTN
------------------------------------------------       -----------------    -----------------    ------------------

 REVENUES:
       SALE OF ASSETS                                    $       30,633      $           --         $          --
       DEFERRED PROFIT                                         (163,914)                 --                 91,639
       LAND SALES                                            30,253,994                  --             13,194,485
       HOME SALES                                                    --                  --                    --
       COMMERCIAL PROPERTIES                                  4,660,516                  --                    --
       UTILITY SALES                                                 --            1,448,257                   --
       MANAGEMENT FEES                                        1,329,474                  --                    --
                                                       -----------------    -----------------    ------------------
 TOTAL OPERATING REVENUES                                    36,110,703            1,448,257            13,286,124
                                                       -----------------    -----------------    ------------------


 OPERATING EXPENSES
       COST OF ASSETS SOLD                                       49,726                  --                    --
       COST OF LAND SOLD                                     23,696,669                  --              5,590,797
       COST OF HOMES SOLD                                    (1,685,689)                 --                    --
       LAND PROJECT COSTS                                     2,148,254                  --                346,884
       COMMERCIAL PROPERTIES                                  3,588,341                  --                    --
       GENERAL & ADMINISTRATIVE                               8,273,501                  --                377,161
       UTILITY EXPENSE                                              --             1,288,886                   --
       RESORT OPERATIONS                                         69,436                  --                    --
       DEPRECIATION & AMORTIZATION                              668,010              233,190                   563
                                                       -----------------    -----------------    ------------------
 TOTAL OPERATING EXPENSES                                    36,808,248            1,522,076             6,315,405
                                                       -----------------    -----------------    ------------------
 NET OPERATING INCOME                                          (697,545)             (73,819)            6,970,719
                                                       -----------------    -----------------    ------------------

 OTHER INCOME AND GAINS:
       EQUITY IN JOINT VENTURES                               3,399,538                  --                    --
       INTEREST INCOME                                          399,334                6,716               212,962
                                                       -----------------    -----------------    ------------------
 TOTAL OTHER INCOME AND GAINS                                 3,798,872                6,716               212,962
                                                       -----------------    -----------------    ------------------

 INTEREST EXPENSE
       INTEREST EXPENSE                                       4,332,252               26,872               330,309
       LESS: CAPITALIZED INTEREST                            (2,865,470)                 --               (315,036)
                                                       -----------------    -----------------    ------------------
 TOTAL INTEREST EXPENSE                                       1,466,782               26,872                15,273
                                                       -----------------    -----------------    ------------------
 NET INCOME BEFORE MINORITY INTEREST                          1,634,545              (93,975)            7,168,408
    MINORITY INTEREST                                         2,216,127                  --                   --
                                                       =================    =================    ==================
 NET INCOME/(LOSS)                                        $    (581,582)      $      (93,975)        $   7,168,408
                                                       =================    =================    ==================


                 ACCOUNT DESCRIPTION                         PVGC                  SCM                S HOMES
------------------------------------------------       ------------------    -----------------    -----------------

 REVENUES:
       SALE OF ASSETS                                     $          --         $         --         $         --
       DEFERRED PROFIT                                               --                   --                   --
       LAND SALES                                                    --                   --                   --
       HOME SALES                                                    --            18,566,949           45,860,575
       COMMERCIAL PROPERTIES                                   2,137,042                  --                   --
       UTILITY SALES                                                 --                   --                   --
       MANAGEMENT FEES                                               --                   --                   --
                                                       ------------------    -----------------    -----------------
 TOTAL OPERATING REVENUES                                      2,137,042           18,566,949           45,860,575
                                                       ------------------    -----------------    -----------------


 OPERATING EXPENSES
       COST OF ASSETS SOLD                                           --                   --                   --
       COST OF LAND SOLD                                             --                   --                   --
       COST OF HOMES SOLD                                            --            18,136,772           42,738,830
       LAND PROJECT COSTS                                            --                   --                   --
       COMMERCIAL PROPERTIES                                   1,753,380                  --                   --
       GENERAL & ADMINISTRATIVE                                      --               409,754            4,336,226
       UTILITY EXPENSE                                               --                   --                   --
       RESORT OPERATIONS                                             --                   --                   --
       DEPRECIATION & AMORTIZATION                               162,495                4,084              162,030
                                                       ------------------    -----------------    -----------------
 TOTAL OPERATING EXPENSES                                      1,915,875           18,550,610           47,237,086
                                                       ------------------    -----------------    -----------------
 NET OPERATING INCOME                                            221,167               16,339           (1,376,511)
                                                       ------------------    -----------------    -----------------

 OTHER INCOME AND GAINS:
       EQUITY IN JOINT VENTURES                                      --                   --                   --
       INTEREST INCOME                                               --                   --                16,599
                                                       ------------------    -----------------    -----------------
 TOTAL OTHER INCOME AND GAINS                                        --                   --                16,599
                                                       ------------------    -----------------    -----------------

 INTEREST EXPENSE
       INTEREST EXPENSE                                          120,175                  --                   --
       LESS: CAPITALIZED INTEREST                                    --                   --                   --
                                                       ------------------    -----------------    -----------------
 TOTAL INTEREST EXPENSE                                          120,175                  --                   --
                                                       ------------------    -----------------    -----------------
 NET INCOME BEFORE MINORITY INTEREST                             100,992               16,339           (1,359,912)
    MINORITY INTEREST                                                --                   --                   --
                                                       ==================    =================    =================
 NET INCOME/(LOSS)                                        $      100,992        $      16,339        $  (1,359,912)
                                                       ==================    =================    =================

                                                                                 RANCHO             ELIMINATING
                 ACCOUNT DESCRIPTION                         WWOS                 VIEJO               ENTRIES
------------------------------------------------       ------------------   ------------------    -----------------

 REVENUES:
       SALE OF ASSETS                                    $           --        $          --         $         --
       DEFERRED PROFIT                                               --                   --                   --
       LAND SALES                                                    --                   --                   --
       HOME SALES                                                    --                   --           (18,566,949) A
       COMMERCIAL PROPERTIES                                   2,005,457                  --                   --
       UTILITY SALES                                                 --                   --                   --
       MANAGEMENT FEES                                               --                   --                   --
                                                       ------------------   ------------------    -----------------
 TOTAL OPERATING REVENUES                                      2,005,457                  --           (18,566,949)
                                                       ------------------   ------------------    -----------------


 OPERATING EXPENSES
       COST OF ASSETS SOLD                                           --                   --                   --
       COST OF LAND SOLD                                             --                   --                   --
       COST OF HOMES SOLD                                            --                   --           (18,566,949) A
       LAND PROJECT COSTS                                            --                   --                   --
       COMMERCIAL PROPERTIES                                   1,082,120                  --                   --
       GENERAL & ADMINISTRATIVE                                      --                13,894                  --
       UTILITY EXPENSE                                               --                   --                   --
       RESORT OPERATIONS                                             --                   --                   --
       DEPRECIATION & AMORTIZATION                               850,975                  --                   --
                                                       ------------------   ------------------    -----------------
 TOTAL OPERATING EXPENSES                                      1,933,095               13,894          (18,566,949)
                                                       ------------------   ------------------    -----------------
 NET OPERATING INCOME                                             72,362              (13,894)                 --
                                                       ------------------   ------------------    -----------------

 OTHER INCOME AND GAINS:
       EQUITY IN JOINT VENTURES                                      --                   --                   --
       INTEREST INCOME                                             5,622                  --                   --
                                                       ------------------   ------------------    -----------------
 TOTAL OTHER INCOME AND GAINS                                      5,622                  --                   --
                                                       ------------------   ------------------    -----------------

 INTEREST EXPENSE
       INTEREST EXPENSE                                        1,327,300                  --                   --
       LESS: CAPITALIZED INTEREST                               (166,760)                 --                   --
                                                       ------------------   ------------------    -----------------
 TOTAL INTEREST EXPENSE                                        1,160,540                  --                   --
                                                       ------------------   ------------------    -----------------
 NET INCOME BEFORE MINORITY INTEREST                          (1,082,556)             (13,894)                 --
    MINORITY INTEREST                                                --                   --                   --
                                                       ==================   ==================    =================
 NET INCOME/(LOSS)                                         $  (1,082,556)      $      (13,894)       $         --
                                                       ==================   ==================    =================

                                                          CONSOLIDATED
                 ACCOUNT DESCRIPTION                         INCOME
------------------------------------------------       ------------------

 REVENUES:
       SALE OF ASSETS                                     $       30,633
       DEFERRED PROFIT                                           (72,275)
       LAND SALES                                             43,448,479
       HOME SALES                                             45,860,575
       COMMERCIAL PROPERTIES                                   8,803,015
       UTILITY SALES                                           1,448,257
       MANAGEMENT FEES                                         1,329,474
                                                       ------------------
 TOTAL OPERATING REVENUES                                    100,848,158
                                                       ------------------


 OPERATING EXPENSES
       COST OF ASSETS SOLD                                        49,726
       COST OF LAND SOLD                                      29,287,466
       COST OF HOMES SOLD                                     40,622,964
       LAND PROJECT COSTS                                      2,495,138
       COMMERCIAL PROPERTIES                                   6,423,841
       GENERAL & ADMINISTRATIVE                               13,563,521
       UTILITY EXPENSE                                         1,135,901
       RESORT OPERATIONS                                          69,436
       DEPRECIATION & AMORTIZATION                             2,081,347
                                                       ------------------
 TOTAL OPERATING EXPENSES                                     95,729,340
                                                       ------------------
 NET OPERATING INCOME                                          5,118,818
                                                       ------------------

 OTHER INCOME AND GAINS:
       EQUITY IN JOINT VENTURES                                3,399,538
       INTEREST INCOME                                           641,233
                                                       ------------------
 TOTAL OTHER INCOME AND GAINS                                  4,040,771
                                                       ------------------

 INTEREST EXPENSE
       INTEREST EXPENSE                                        6,136,908
       LESS: CAPITALIZED INTEREST                             (3,347,266)
                                                       ------------------
 TOTAL INTEREST EXPENSE                                        2,789,642
                                                       ------------------
 NET INCOME BEFORE MINORITY INTEREST                           6,369,947
    MINORITY INTEREST                                          2,216,127
                                                       ==================
 NET INCOME/(LOSS)                                        $    4,153,820
                                                       ==================



            A.  HOME SALES                                                        18,566,949
                                   COST OF HOME SALES                                                  18,136,772
                                   COST OF  HOME SALES (SCM MARGIN)                                       430,177

            ELIMINATE INTERCOMPANY SALES AND PROFITS BETWEEN SCM AND SUNCOR HOMES

                                              EXHIBIT A PAGE 9 of 12

 SUNCOR DEVELOPMENT COMPANY
 CONSOLIDATING BALANCE SHEET
 DECEMBER 1996 ELIMINATING ENTRIES


                                                       DEBIT             CREDIT

 K.    LPSCO EQUITY                                 8,111,457
       EARNED SURPLUS - CURRENT                        19,237
               INVESTMENT IN LPSCO                                     8,277,474
       DEFERRED TAXES                                 146,780

       ELIMINATE SDC INVESTMENT IN LPSCO

 L     LONG-TERM NOTES PAYABLE                        300,000
               LONG-TERM NOTES RECEIVABLE                                300,000

       ELIMINATE LPSCO INTERCOMPANY NOTE WITH SDC

 M     ACCOUNTS PAYABLE                                85,521
               ACCOUNTS RECEIVABLE                                        85,521

       ELIMINATE LPSCO INTERCOMPANY A/R WITH SDC

 N     SMLP EQUITY                                  9,137,773
       EARNED SURPLUS - CURRENT                     7,168,410
               MINORITY INTEREST - PRIOR YEAR                          2,606,888
               MINORITY INTEREST - CURRENT YEAR                        2,508,944
               SMLP LAND                                                  83,503
               INVESTMENT IN SMLP                                     11,106,848


       ELIMINATE SDC INVESTMENT IN SMLP


 O     ACCOUNTS PAYABLE                                18,333
               ACCOUNTS RECEIVABLE                                        18,333

       ELIMINATE SMLP INTERCOMPANY A/R WITH SDC



 P     SASI EQUITY                                      395,469
       EARNED SURPLUS - CURRENT                           4,468
       ACCOUNTS PAYABLE                                     172
               INVESTMENT IN SASI                                        400,109

       ELIMINATE SDC INVESTMENT IN SASI



 Q     EARNED SURPLUS - CURRENT                         100,993
       PALM VALLEY EQUITY                             6,452,937
               INVESTMENT IN PV GOLF CLUB                              6,553,930


       ELIMINATE SDC INVESTMENT IN PALM VALLEY GOLF

 R     ACCOUNTS PAYABLE                               4,021,827
               ACCOUNTS RECEIVABLE                                     4,021,827

       ELIMINATE PVGC INTERCOMPANY A/R WITH SDC




 S     WWOS EQUITY                                    7,711,135
       1994 CAPITALIZED INTEREST                        344,558
       DEVELOPMENT FEES                                 106,840
               EARNED SURPLUS - CURRENT                                1,101,590
               INVESTMENT IN WWOS                                      5,501,073
               BASIS DIFFERENTIAL IN LAND PH1                            854,972
               BASIS DIFFERENTIAL IN BLDG                                156,750
               BASIS DIFFERENTIAL IN LAND PH2                            548,148


       ELIMINATE SDC INVESTMENT IN WIGWAM OUTLET STORES

 T     INTEREST PAYABLE                                  72,611

               INTEREST RECEIVABLE                                        72,611

       NOTES PAYABLE                                  1,611,156
               NOTES RECEIVABLE                                        1,611,156

       NOTES PAYABLE                                 10,000,000
               NOTES RECEIVABLE                                       10,000,000

       ELIMINATE WWOS INTERCOMPANY NOTES AND INTEREST WITH SDC

 U     ACCOUNTS PAYABLE                                  18,733
               ACCOUNTS RECEIVABLE                                        18,733



       ELIMINATE WWOS INTERCOMPANY A/R WITH SDC

 V     KABUTO JV EQUITY                              12,560,226
               MINORITY INTEREST                                       3,834,535
               INVESTMENT IN KABUTO JV                                 5,769,120
               KABUTO JV LAND                                          2,956,571

       ELIMINATE SDC INVESTMENT IN KABUTO JV

 W     ACCOUNTS PAYABLE                                      --
               ACCOUNTS RECEIVABLE                                            --



       ELIMINATE KABUTO JV INTERCOMPANY A/R WITH SDC

 X     COMMERCIAL OPERATIONS - GENERAL A/P            5,051,459
       COMMERCIAL OPERATIONS - OUTER LIMITS A/P                           58,140
       COMMERCIAL OPERATIONS - FIDDLESTICKS A/P       3,685,231
       COMMERCIAL OPERATIONS - FUNTASTICKS A/P        4,590,012
               SUNCOR COMMERCIAL OPS - GENERAL A/R                     5,051,459
               SUNCOR COMMERCIAL OPS - OUTER LIMITS A/R  58,140
               SUNCOR COMMERCIAL OPS - FIDDLESTICKS A/R                3,685,231
               SUNCOR COMMERCIAL OPS - FUNTASTICKS A/R                 4,590,012


       ELIMINATE COMMERCIAL OPERATIONS  INTERCOMPANY A/R WITH SDC




 Y     COMMERCIAL OPERATIONS  EQUITY                  1,822,515

               EARNED SURPLUS -  CURRENT                                 257,869
               INVESTMENT IN OUTER LIMITS                              1,668,979
               INVESTMENT IN FIDDLESTICKS                31,249
               INVESTMENT IN FUNTASTICKS                 43,535
               INVESTMENT IN PV PAVILLIONS                  100
               INVESTMENT IN PV CROSSING                 31,673
               INVESTMENT IN COMM OPS                                      5,351
               INVESTMENT IN AUTOPLEX                       286
               INVESTMENT IN TALAVI                       2,841

       ELIMINATE SDC INVESTMENT IN COMMERCIAL OPERATIONS

 Z     ACCOUNTS PAYABLE                                 174,208
               ACCOUNTS RECEIVABLE                                       174,208

       ELIMINATE HIDDEN HILLS INTERCOMPANY A/R WITH SDC

 AA    ACCOUNTS PAYABLE                                 756,736
               ACCOUNTS RECEIVABLE                                       756,736

       ELIMINATE RANCO VIEJO INTERCOMPANY A/R WITH SDC

 BB    INVESTMENT IN RANCHO VIEJO                        13,893
               EARNED SURPLUS -  CURRENT                                  13,893

       ELIMINATE SDC INVESTMENT IN RANCHO VIEJO JV

                                                     84,636,621       84,636,621

 SUNCOR DEVELOPMENT COMPANY
 CONSOLIDATING BALANCE SHEET
 DECEMBER 1996 ELIMINATING ENTRIES

    G/L                                                                                  Debit      Credit
-------------                                                                         ----------- -----------

                                                                     (A)
 SHI - 12201  a   SHI A/P TO SCM                                                        2,459,254
 SCM-12201    b        SCM A/R FROM SHI                                                            2,459,254


                                                                     (B)
 SCM-12901    c   SCM INTERCO A/P TO SHI  - GHH                                         4,144,605
 SHI - 12901  d        SHI INTERCO A/R FROM SCM - GHH                                              4,144,605


                                                                     (C)
 SHI - 12902  e   SHI INTERCO A/P TO SCM - GENTRY                                       2,379,358
 SCM-12902    f        SCM INTERCO A/R FROM SHI - GENTRY                                           2,379,358

                  TO ELIMINATE INTERCO RECEIVABLES/PAYABLES
                  BETWEEN HOMEBUILDING COMPANIES


                                                                     (D)
 SCM-12903    g   SCM INTERCO A/P TO SDC - GENTRY                                       4,663,344
 SHI - 265    h   SHI INTERCO NOTE TO SDC - ACQUISITION                                 1,432,265
 SHI - 12903  i        SHI INTERCO A/R FROM SDC - GENTRY                                           1,766,003
 1000-206575  j        SDC A/R FROM SCM                                                            4,204,106
 1000-107230  k        SDC A/R FROM S HOMES                                                          125,501

                                                                     (E)

                                                                     (E)
 SCM-267      l   GOLDEN HERITAGE CASH ADVANCES FROM SDC                              11,692,358
 1000-107260  m        SDC CASH ADVANCES TO GOLDEN HERITAGE                                      11,692,358


                                                                     (F)
 SCM-267      n   SCM INTERCO NOTE TO SDC - GH INTEREST                                     71,856
 SCM-268      o   SCM INTERCO NOTE TO SDC - SH INTEREST                                     63,790
 1000-107255  p        SDC INTERCO INTEREST A/R FROM HOMEBUILDING                                    135,646

                                                                     (G)
 SHI - 129    q   SHI INTERCO PAYABLE TO SDC                                                  2,825
 SHI - 234    r   SHI INTERCO PAYROLL PAYABLE TO SDC                                          8,733
 SHI - 240    s   SHI INTERCO PAYROLL PAYABLE TO SDC                                        13,600
 SHI - 275    t   SHI INTERCO INTEREST PAYABLE TO SDC                                       17,307
 1000-107250  u        SDC A/R FROM GOLDEN HERITAGE                                                    42,465

                  TO ELIMINATE INTERCO RECEIVABLES/PAYABLES
                  BETWEEN HOMEBUILDING COMPANIES AND SDC


                                                                     (H)
 1000-176135  v   SDC INVESTMENT IN SHI - GOLDEN HERITAGE                               1,794,677
 1000-176132  w        SDC INVESTMENT IN SHI - SUNCOR HOMES                                          223,493
 SHI - P&L    x        SHI CURRENT YEAR LOSS                                                       1,359,913
 SHI - B/S    y        SHI ACCUMULATED LOSSES                                                        211,271

                  TO ELIMINATE INVESTMENT IN SHI ON SDC BOOKS


 SCM-P&L      z   SCM CURRENT YEAR INCOME                            (I)                   16,339
 SCM          aa  SCM ACCUMULATED INCOME                                                  379,286
 1000-206576  bb       SDC INVESTMENT IN SCM                                                         395,624

                  TO ELIMINATE INVESTMENT IN SCM ON SDC BOOKS


 1000-235990  cc  DEFERRED INTERCO PROFIT                            (J)                1,075,417
                       HOME INVENTORY                                                              1,075,417

                  TO ELIMINATE BALANCE SHEET GROSS UP ON INTERCO
                  LOT SALES BETWEEN SDC AND HOMEBUILDING

 TOTALS                                                                                30,215,014 30,215,014

                        EXHIBIT B Financial Data Schedule

     The Claimant submits the following consolidated financial information:


         1.       Total Assets: $6,989,289,000

         2.       Total Operating Revenues:  $1,817,760,000

         3.       Net Income:  $181,180,000

                                    EXHIBIT D



         Map of the state of Arizona showing the following:

                  APS Service Area;

                  Major APS Power Plants, including joint ownership;

                  Principal APS Transmission Lines; and

                  Transmission Lines Operated for Others.